AIM INVESTMENTS

40-33

811-08038
Branch 20

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 25 2007
WASH., D.C.
182

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

September 20, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AMVESCAP PLC, INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569) and Raymond R. Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a **letter with attached court decision (Graden v. Conexant Systems. Inc., No 06-2337)** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

07060480

S:\srr\Litigation\Calderon v AVZ\Corr\L-092007(c)SEC.doc
091907 jc

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

mperry@gibsondunn.com

August 2, 2007

Direct Dial
(202) 887-3667
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Client No.
46252-00038

Patricia S. Connor, Clerk
U.S. Court of Appeals for the Fourth Circuit
110 East Main Street, Suit 501
Richmond, VA 23219

Re: *Wangberger v. Janus Capital Group*, No. 06-2003

Dear Ms. Connor:

We represent the Janus entities in the above-captioned appeal. Pursuant to FRAP 28(j), we write concerning the recent decision in *Graden v. Conexant Systems, Inc.*, No. 06-2337 (3d Cir. July 31, 2007) (enclosed).

The *Graden* court concluded that a former employee who had taken a full distribution from an individual account plan has statutory standing to sue under ERISA § 502(a)(2). *Graden* was wrongly decided and should not be followed by this Court.

The entirety of the *Graden* court's analysis proceeded from its *assumption* that any amounts recovered by the plan would have to be paid to participants, including former participants. Slip op. 24-25 ("if the plan recovers money allocable to individuals who no longer have accounts .... then the recovered funds must go to the people actually sustaining losses"); *see also id.* at 8, 9, 9-10 n.6, 12. Yet the court pointed to nothing in ERISA that would support that assumption, which is wrong.

If a plan recovers losses in a Section 502(a)(2) action, it need not allocate such losses to former employees. Rather, it can allocate those losses exclusively to current participants, or use them to offset the administrative expenses of the plan. 29 U.S.C. § 1104(a)(1)(A); *Teagardener v. Republic-Franklin Inc. Pension Plan*, 909 F.2d 947, 952-53 (6th Cir. 1990) (upholding distribution to current participants). The Janus entities have made this point in their brief (at 31-33, 54-56) and plaintiff has never responded to it.

The Securities and Exchange Commission recently approved another distribution plan arising out of the same kind of conduct alleged in this case, pursuant to which former employees will *not* share in the distribution. *In re Putnam Investment Management LLC*, Exch. Act. Rel. No. 56115 (July 20, 2007) (enclosed), at 3 ("the Plan offers retirement plan fiduciaries the option of distributing proceeds to current participants on a pro rata or per capita basis or using such proceeds to pay reasonable expenses of the retirement plan"). This is consistent with "applicable guidance from the Department of Labor." *Id.* at 3 & n.1. The *Graden* opinion is not.

Very truly yours,

Mark A. Perry

MAP/dl
Enclosure(s)
cc: All Counsel

100274351_1.DOC

PRECEDENTIAL

UNITED STATES COURT OF APPEALS
FOR THE THIRD CIRCUIT

No. 06-2337

HOWARD GRADEN, individually and on behalf of all others similarly situated,
Appellant

v.

CONEXANT SYSTEMS INC.; DWIGHT W. DECKER; ARMANDO GEDAY; ROBERT MCMULLAN; MICHAEL VISHNY; PLAN COMMITTEE MEMBERS; JOHN DOES 1- 10 fictitious names; J. SCOTT BLOUIN; BALAKRISHNAN S. IYER; DENNIS E. O'REILLY; KERRY K. PETRY; BRADLEY W. YATES

Appeal from the United States District Court
for the District of New Jersey
(D.C. Civil Action No. 05-cv-00695)
District Judge: Honorable Stanley R. Chesler

Argued April 19, 2007

Before: McKEE, AMBRO and MICHEL[*], Circuit Judges

(Opinion filed July 31, 2007)

Robert Harwood, Esquire
Jeffrey M. Norton, Esquire (Argued)
Wechsler Harwood
488 Madison Avenue, 8th Floor
New York, NY 10022

Lisa J. Rodriguez, Esquire
Trujillo Rodriguez & Richards LC
8 King Highway West
Haddonfield, NJ 08033

Counsel for Appellant

Richard A. Rosen, Equire
Robyn F. Tarnofsky, Esquire (Argued)
Kerry L. Quinn, Esquire
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Gregory B. Reilly, Esquire
Deborah A. Silodor, Esquire
Lowenstein Sandler
65 Livingston Avenue

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[*] Honorable Paul R. Michel, Chief Judge, United States Court of Appeals for the Federal Circuit, sitting by designation.

Roseland, NJ 07068

Counsel for Appellees

Jay E. Shushelsky, Esquire
Melvin R. Radowitz, Esquire
American Association of Retired Persons
601 E Street, N.W.
Washington, DC 20049

Howard M. Radzely
Solicitor of Labor
Timothy D. Hauser
Associate Solicitor
Karen Handorf, Esquire
Appellate and Special Litigation
Elizabeth Goldberg, Esquire (Argued)
United States Department of Labor
200 Constitution Avenue, N.W.
Room N-2700
Washington, DC 20210

Counsel for Amicus-Appellant

Jan S. Amundson, Esquire
National Association of Manufacturers
1331 Pennsylvania Avenue, N.W.
North Lobby, Suite 1500
Washington, DC 20004

Counsel for Amicus-Appellee

OPINION OF THE COURT

AMBRO, Circuit Judge

We decide whether the Employee Retirement Income Security Act of 1974 ("ERISA"), 29 U.S.C. §§ 1001–1461, gives an ostensibly cashed-out former employee the right to sue the administrator of his former employer's 401(k) plan for allegedly mismanaging plan assets and thus reducing his share of benefits. Because ERISA includes such a plaintiff in its definition of "participant," he has statutory standing to assert his claim.

I. Facts and Procedural History

Howard Graden was a Conexant employee until September 2002 and a participant in the Conexant Retirement Saving Plan until October 2004. Like most 401(k) plans, Conexant's is a "defined contribution" one in which participants and the employer contribute money into the participants' individual accounts. Participants elect to invest their money in various predetermined investment packages. Here, Graden directed his money into Conexant Stock Fund B, a package composed entirely of Conexant common stock.

Conexant develops semiconductor devices for broadband

communications equipment, and its common stock trades on the NASDAQ. Graden's claim centers on the period between March and October 2004. On March 5, 2004, Conexant's common stock closed at a 52-week high of $7.42 per share. By October 4, 2004 (when Graden voluntarily cashed out), it had plummeted to $1.70 per share. According to Graden, the March-to-October drop was the result of a risky and ultimately failed merger. Conexant,[1] he alleges, breached its fiduciary duties to him and other plan participants by (1) offering the stock fund as an investment option despite the fact that it was not (and was known not to be) a prudent investment, and (2) making false and misleading statements about the merger that caused him to invest in the fund.

The District Court dismissed Graden's action for lack of statutory standing, ruling that he was not a "participant" for purposes of ERISA because he had already cashed out of the plan. Because statutory standing is an issue of subject matter jurisdiction, the Court stopped after concluding that it had none and did not consider Conexant's alternative argument that Graden failed to state a claim on which relief could be granted.

[1] The defendants include Conexant, its officers, and the individual members of the committee that administered the Conexant Plan. For ease of use, we refer to them collectively as "Conexant."

Graden appeals to us.[2] With him are two *amici curiae*: the Secretary of Labor and AARP.[3] Filing an *amicus* brief on Conexant's side is the National Association of Manufacturers.

II. Statutory Standing

As noted, the question presented is one of statutory standing. There is no dispute about Article III or prudential standing. Though all are termed "standing," the differences between statutory, constitutional, and prudential standing are important. Constitutional and prudential standing are about, respectively, the constitutional power of a federal court to resolve a dispute and the wisdom of so doing. *See Presbytery of N.J. of the Orthodox Presbyterian Church v. Florio*, 40 F.3d 1454, 1462 (3d Cir. 1994); *Amato v. Wilentz*, 952 F.2d 742, 748 (3d Cir. 1991). Statutory standing is simply statutory interpretation: the question it asks is whether Congress has accorded *this* injured plaintiff the right to sue the defendant to redress his injury. To answer the question, we employ the usual tools of statutory interpretation. We look first at the text of

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[2] We have appellate jurisdiction under 28 U.S.C. § 1291. We review dismissals for lack of standing *de novo*, taking the facts alleged in the complaint as true. *Pa. Mines Corp. v. Holland*, 197 F.3d 114, 119 n.2 (3d Cir. 1999).

[3] Formerly known as the American Association of Retired Persons, AARP adopted its popular four-letter acronym as its official name in 1999. It thereby took the reference to retirement out of its name in recognition of the fact that nearly half of its members are still working.

statute and then, if ambiguous, to other indicia of congressional intent such as the legislative history. *See In re Mehta*, 310 F.3d 308, 311 (3d Cir. 2002).

Graden alleges that Conexant's mismanagement of plan assets caused a loss to the plan that ultimately harmed him and other plan participants. At the pleadings stage (where we accept Graden's allegations as true), this allegation clearly qualifies as a concrete injury traceable to Conexant and redressable by a court. *See Lujan v. Defenders of Wildlife*, 504 U.S. 555, 560–61 (1992). Moreover, we see no prudential concerns that would prevent us from exercising jurisdiction.

It is undisputed that the Conexant plan is an employee benefit plan governed by ERISA. In addition, we assume for purposes of this appeal that the defendants are fiduciaries of the Conexant plan. Graden brought this action under 29 U.S.C. § 1132(a)(2), which accords various parties the right to sue ERISA plan fiduciaries for breaches of their fiduciary duties. Section 1109(a) provides the following remedies for such breaches:

> [(1)] mak[ing] good to such plan any losses to the plan resulting from each such breach, . . . [(2)] . . . restor[ing] to such plan any profits of such fiduciary which have been made through use of assets of the plan by the fiduciary, and [(3)] . . . such other equitable or remedial relief as the court

may deem appropriate, including removal of such fiduciary.

As § 1132(a)(2) addresses losses to ERISA plans resulting from fiduciary misconduct, the Supreme Court has held that suits under it are derivative in nature—that is, while various parties are entitled to bring suit (participants, beneficiaries,[4] fiduciaries, and the Secretary of Labor), they do so on behalf of the plan itself. *Mass. Mut. Life Ins. Co. v. Russell*, 473 U.S. 134, 144 (1985); *see also In re Schering-Plough Corp. ERISA Litigation*, 420 F.3d 231, 241 (3d Cir. 2005). Consequently, the plan takes legal title to any recovery, which then inures to the benefit of its participants and beneficiaries.

The analogy that comes to mind quickest is to shareholder derivative litigation, but the trust-law roots of

[4] In ERISA, "participant" and "beneficiary" are distinct terms of art. The former refers to an employee or former employee who takes part in his employer's plan. 29 U.S.C. § 1002(7). The latter is a person designated by a participant to recover benefits in the event of the participant's death. 29 U.S.C. § 1002(8). The terms can be confusing because, while ERISA is widely analogous to the common law of trusts, the terminology differs. At common law, everyone entitled to a beneficial interest in the principal or income of a trust is termed a "beneficiary." BLACK'S LAW DICTIONARY 165 (8th ed. 2004).

§ 1132(a)(2) run far deeper.[5] When a common-law trustee commits a breach of trust that results in a loss, any beneficiary whose beneficial interests were affected may sue to compel the trustee to make good on the loss. RESTATEMENT (SECOND) OF TRUSTS § 214 & cmt. b (1959). When the trustee does so, he restores money to the trust for the benefit of the plaintiff/beneficiary. *See* AUSTIN W. SCOTT & WILLIAM F. FRATCHER, THE LAW OF TRUSTS § 214 (4th ed. 1988); P.V. BAKER & P. ST. J. LANGAN, SNELL'S EQUITY 284 (29th ed. 1990) (citing *Bartlett & Others v. Barcaly's Bank Tr. Co. Ltd.*, [1980] Ch. 514, 543); *cf.* UNIF. TR. CODE § 1002(a)(1) (measuring trustee liability by "the amount required to restore the value of the trust property and trust distributions to what they would have been had the breach not occurred"). Thus, § 1132(a)(2) merely codifies for ERISA participants and beneficiaries a classic trust-law process for recovering trust losses through a suit on behalf of the trust.[6]

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[5] This is not surprising. As the Supreme Court noted in *Firestone Tire & Rubber Co. v. Bruch*, 489 U.S. 101, 110 (1989), "ERISA abounds with the language and terminology of trust law." Thus, we believe that the close analogy to suits on behalf of a common law trust is hardly accidental.

[6] Conexant urges that we analogize § 1132(a)(2) actions to shareholder derivative suits, where the contemporaneous ownership rule would prevent someone like Graden from having standing. The analogy is inapt. Corporate shareholders own an equity interest in the corporation; they do not own a right to any particular asset or stream of payments. Any benefit they receive from successfully prosecuting the corporation's suit is

Graden claims that he may bring suit as a current "participant" in the Conexant plan.[7] ERISA defines a participant as "any employee or former employee . . . who is or

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necessarily indirect, as any damages go into the coffers of the corporation. Those damages do not necessarily (or even typically) come back out to the shareholders as a direct payment. In the ERISA context, however, participants have a right to receive certain monetary benefits. Unlike in the corporate context, the loss to participants is direct, as any recovery made "on behalf of the plan" must be paid out to the injured participant in the form of augmented benefit payments.

[7] There is an open question in our Court as to when statutory standing must attach. *Leuthner v. Blue Cross & Blue Shield of Ne. Pa.*, 454 F.3d 120, 127 (3d Cir. 2006) (declining to decide the issue with regard to a § 1132(a)(3) claim for equitable relief). In *Daniels v. Thomas & Betts Corp.*, 263 F.3d 66, 78 (3d Cir. 2001), we held that, in the context of a § 1132(a)(1)(A) suit (for failure to provide information), a person need only be a participant at the time of breach to have statutory standing. We expressly did not require that a person be a participant at the time of suit. *Id.* Because the relevant language of § 1132(a)(1)(A) and (a)(2) are the same, one would expect the *Daniels* holding to apply here. Graden, however, did not make the argument in his brief; rather, his sole contention is that he is a participant now. Absent compelling circumstances not present here, failing to raise an argument in one's opening brief waives it. *Laborers' Int'l Union of N. Am. v. Foster Wheeler Corp.*, 26 F.3d 375, 398 (3d Cir. 1994). We therefore leave for another day the question of whether the *Daniels* holding applies to § 1132(a)(2) actions.

may become eligible to receive a benefit of any type from an employee benefit plan." 29 U.S.C. § 1002(7). Applying this definition, the Supreme Court has held that the term covers a former employee with a colorable claim for "vested benefits." *Firestone Tire & Rubber Co. v. Bruch*, 489 U.S. 101, 118 (1989) (quoting *Saladino v. I.L.G.W.U. Nat'l Ret. Fund*, 754 F.2d 473, 476 (2d Cir. 1985)). Graden's argument is that because Conexant's breaches improperly reduced the value of plan assets allocable to him, he is entitled to additional benefits that will become available once Conexant makes good the loss to the plan.

To evaluate Graden's argument, we begin with the definition of "benefit." The term is not expressly defined in ERISA, so we look to its ordinary meaning. A relevant definition is a "payment or service provided for under an annuity, pension plan, or insurance policy." MERRIAM-WEBSTER'S ONLINE DICTIONARY, http://www.m-w.com/dictionary/benefit. Essentially, "benefits" are simply the money to which a person is entitled under an ERISA plan. In this context, is what Graden seeks a benefit?

The Conexant plan is an "individual account plan."[8] *See* 29 U.S.C. § 1002(34). This means that a participant's vested benefits are the contents of his account: contributions (from both the participant and employer) plus investment gains minus

[8] The term "defined contribution plan" is interchangeable. 29 U.S.C. § 1002(34).

investment losses and any allocable expenses. 29 U.S.C. § 1002(34). In addition, ERISA imposes fiduciary duties on plan administrators, 29 U.S.C. § 1104, so part of a participant's entitlement is the value of his account unencumbered by any fiduciary impropriety. In other words, ERISA entitles individual-account-plan participants not only to what *is* in their accounts, but also to what *should be* there given the terms of the plan and ERISA's fiduciary obligations.

From this, it is not difficult to conclude that Graden has standing as a plan participant. As an account-holder in the Conexant plan, he was entitled to the net value of his account as it should have been in the absence of any fiduciary mismanagement. Because he colorably contends that he has yet to receive that amount, he presses a claim for the remainder of his monetary entitlement under his plan and ERISA—a claim for benefits. That he presses it through § 1132(a)(2) is of no moment (and, indeed, is sensible here). Rather than suing the plan itself under § 1132(a)(1)(B),[9] which would likely be fruitless, as the very premise of the suit is that the plan itself improperly lost money, he sued the person liable to make good on the loss. If successful, this suit will restore assets to the plan that are allocable to Graden's account, and he will then get a distribution from that restored account. Far from creating problems, this is exactly the process that § 1132(a)(2)—borrowing from trust law—contemplates.

[9] Section 1132(a)(1)(B) allows participants to sue ERISA plans for benefits due them.

Our holding accords with the reasoning of our sister courts of appeals on this issue. In *Harzewski v. Guidant Corp.*, ___ F.3d ___, 2007 WL 1598097 (7th Cir. 2007) (Posner, J.), the Court of Appeals for the Seventh Circuit decided this very issue the same way. Explaining whether stock losses like Graden's are "benefits," it stated:

> Benefits are benefits; in a defined-contribution plan they are the value of the retirement account when the employee retires, and a breach of fiduciary duty that diminishes that value gives rise to a claim for benefits measured by the difference between what the retirement account was worth when the employee retired and cashed it out and what it would have been worth then had it not been for the breach of fiduciary duty.

Id. at *6.

In *Coan v. Kaufman*, 457 F.3d 250, 255–56 (2d Cir. 2006), the Second Circuit Court of Appeals noted that various courts have held that former employees who accept lump-sum distributions surrender their participant status and the right to sue for breaches of fiduciary duty. The Court recognized, however, that these holdings, while sensible in the context of defined benefit plans,[10] are more of a problem in defined

[10] In a defined benefit plan, the amount of a participant's benefits are typically determined by a formula in the plan

contribution plans:

> [W]hether acceptance of a lump-sum payment terminates a person's status as a participant may depend on whether the plan is a "defined benefits" or a "defined contribution" plan. Coan, unlike the plaintiffs discussed in other circuits' case law, participated in a 401(k) plan, which is an "individual account" or "defined contribution" plan under ERISA. *See* 29 U.S.C. § 1002(34). According to ERISA, an individual's "accrued benefit[s]" under such a plan are simply "the balance of the individual's account." *Id.* § 1002(23)(B). Arguably, therefore, Coan's claim that the lump-sum distribution of her account balance would have been greater absent the defendants' breach of fiduciary duty is a claim "for benefits" which, if "colorable," means that she "may become eligible for benefits" and thus qualifies as a "participant" under ERISA.

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instrument. *See Chait v. Bernstein*, 835 F.2d 1017, 1019 n.1 (3d Cir. 1987). Thus, once a participant takes a lump sum distribution of the correct amount, he has all of his vested benefits and may no longer sue for any alleged fiduciary breaches. *See Kuntz v. Reese*, 785 F.2d 1410, 1411 (9th Cir. 1986) (*per curiam*). If, however, the lump sum were improperly calculated or otherwise deficient, then the participant would retain a claim for benefits and thus have standing to sue. *See Sommers Drug Stores Co. Employee Profit Sharing Trust v. Corrigan*, 883 F.2d 345, 349–50 (5th Cir. 1989).

Id. at 255–56. The Court ultimately did not decide the question, but its analysis is compelling.

Similarly, in *Crawford v. Lamantia*, 34 F.3d 28, 33 (1st Cir. 1994), the First Circuit Court of Appeals adopted the general rule that former employees with claims for additional benefits have standing, but ruled that the particular plaintiff in that case lacked standing because he "failed to show that defendants' alleged breach of fiduciary duty had a direct and inevitable effect on *his* benefits." In our case, on the other hand, it is clear that the alleged breach had an effect on Graden's benefits because their value dropped with the value of Conexant's common stock.

III. Additional Arguments

While we believe that our reasoning in Part II is sufficient to resolve this case, we continue to respond more fully to Conexant's and its *amicus*'s arguments. Specifically, Conexant contends that Graden's claim is better characterized as one for damages rather than benefits. Along those same lines, it argues that because Graden cannot assert a § 1132(a)(1)(B) claim, he cannot make a claim for benefits. In addition, Graden's alleged loss is, it claims, too speculative or difficult to ascertain to be characterized as benefits. Finally, it argues that public policy considerations counsel in favor of its interpretation. We respond to each argument in turn.

The Fifth and Ninth Circuit Courts of Appeals decided the first important cases in this area, and they both drew a line between claims for "benefits" and claims for "damages." *Sommers Drug Stores Co. Employee Profit Sharing Trust v. Corrigan*, 883 F.2d 345, 349–50 (5th Cir. 1989); *Kuntz v. Reese*, 785 F.2d 1410, 1411 (9th Cir. 1986) (*per curiam*). Having a colorable claim for vested benefits gives a person participant standing, even if his employer has ostensibly cashed him out of the plan. *Sommers*, 883 F.2d at 350. In those cases, the dispute is over whether the employee was properly accorded all of the benefits due him; hence, for standing purposes all the employee needs is a colorable claim that he is entitled to additional benefits under the plan. The *Sommers* Court, relying on its decision in *Yancy v. Am. Petrofina, Inc.*, 768 F.2d 707 (5th Cir. 1985), contrasted having a claim for benefits with a claim for damages. *Sommers*, 883 F.2d at 349–50.

However, relying on a benefits/damages dichotomy is unsatisfying:

> The distinction between "benefits" and "damages" is not clear. This is in part attributable to use of words with overlapping meaning to describe mutually exclusive categories. The statute simply grants rights of recovery only to a distinct and limited type of claim which itself is no more than a suit for damages, albeit personally suffered because participants should have been

> paid under the plan but were not. Clearly, a plaintiff alleging that his benefits were wrongly computed has a claim for vested benefits. Payment of the sum sought by such a plaintiff will not increase payments due him. On the other hand, a plaintiff who seeks the recovery for the trust of an unascertainable amount, with no demonstration that the recovery will directly effect payment to him, would state a claim for damages, not benefits.

Id. In *Sommers*, the plaintiffs were former employees cashed out of an ERISA plan when the trustees sold the assets of the plan (shares of the employer's common stock) for cash in a transaction incident to a merger. The plaintiffs sued under § 1132(a)(2), alleging that the trustees breached their fiduciary duties by agreeing to sell the shares for less than fair market value. Like Graden, they sued to compel the trustees to make good on the loss caused by their breach. The Court concluded that the employees were participants with standing because they "ha[d] a claim for an ascertainable amount allegedly owed them at the time they received their lump sum." *Id.* at 350.

The Ninth Circuit Court has also clarified that former employees are participants with standing when they sue for disgorgement of a plan fiduciary's ill-gotten profits. *Amalgamated Clothing & Textile Workers Union v. Murdock*, 861 F.2d 1406, 1411 (9th Cir. 1988). The Court held that such profits are vested benefits because under ERISA (and the common law of trusts) the plan has a legal interest in them. Thus, ERISA allows a district court to order disgorging those profits and placing a constructive trust on them for the ultimate benefit of the plan participants. As the Court noted, disgorgement and the imposition of a constructive trust are both classic equitable remedies, *id.*; hence, they fit easily in ERISA's remedial scheme.

While we believe that *Sommers* was rightly decided, we cannot endorse the distinction it makes between benefits and damages.[11] Per *Sommers*, suits for miscalculated benefits seek monetary, compensatory relief which is, in common legal parlance, "damages." 883 F.2d at 349. Yet it is beyond dispute that such relief is at the same time properly characterized as "benefits" because it merely gives the participant what he is entitled to receive under the plan. With this confusing overlap, the dichotomy breaks down. Moreover, the dichotomy appears nowhere in the statute, nor is it necessary to explain the outcomes reached by this line of jurisprudence. In *Yancy*, for example, the plaintiff sought to recover benefits that he argued would have vested had he not retired early. 768 F.2d at 708–09. Yancy claimed that he retired early because the plan administrator intended illegally to reduce future benefits. *Id.* at

[11] The Court of Appeals for the Seventh Circuit has also noted that though *Sommers* reached the correct result, its benefit/damages distinction is unpersuasive. *Harzewski*, 2007 WL 1598097, at *6.

708. The Court denied Yancy standing, but its reasoning, which implied that he was not seeking "benefits," needs clarification because what Yancy sought were in fact plan payments. The problem with Yancy's claim was that he sought benefits for which he could never become eligible because his voluntary retirement occurred before those benefits came into existence.[12]

In reaching its decision, the *Sommers* Court did emphasize what the plaintiff was entitled on the day of his retirement. That, we believe, is the question that properly governs these cases. If the plaintiff colorably claims that under the plan and ERISA he was entitled to more than he received on the day he cashed out, then he presses a claim for vested benefits and must be accorded participant standing. If, on the other hand, he claims that his benefits were all he was entitled to under the plan the day they were paid but that he should yet recover something more, then he presses a claim for something other than vested benefits and is not entitled to standing.[13]

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[12] A fuller analysis of a similar situation appears in our opinion in *Miller v. Rite Aid Corp.*, 334 F.3d 335 (3d Cir. 2003). There we held that if a plaintiff seeks plan payments for which he did not qualify under the terms of the plan, then his claim, though for benefits, is not colorable, and so he lacks standing. *Id.* at 343.

[13] Of use might be a dichotomy between suits for benefits and suits for *extracontractual* damages. This distinction was prominent in the Supreme Court's *Massachusetts Mutual* analysis because it is a sensible way of separating what the plan and ERISA actually entitle the participant and claims for

Perhaps a stronger reason not to rely on the benefits/damages dichotomy is the extent to which it causes confusion with the damages/equitable relief dichotomy that is of great import in § 1132(a)(3) claims. Unlike § 1132(a)(2), which specifically imposes personal, monetary liability on trustees for breaches of fiduciary duties, § 1132(a)(3) provides that courts may "enjoin any act or practice which violates any provision of this subchapter or the terms of the plan, or [grant] other appropriate equitable relief." 29 U.S.C. § 1132(a)(3) (internal subparagraph divisions omitted). To determine what qualifies as "equitable" relief, the Supreme Court has drawn a bright-line distinction between traditional equitable relief (*e.g.*, injunction, equitable lien, constructive trust), which is available under § 1132(a)(3), and traditional legal relief (*e.g.*, money damages), which is not. *Mertens v. Hewitt Assocs.*, 508 U.S. 248, 256–57 (1993); *accord Great-West Life & Annuity Ins. Co. v. Knudson*, 534 U.S. 204, 215 (2002). The argument to which the Court was responding contended that *any* relief that a court of equity would award in a breach of trust action should qualify as "equitable" for § 1132(a)(3) purposes. *Mertens*, 508 U.S. at 255. Because courts of equity had exclusive jurisdiction over breach of trust actions, all of the relief available—even relief similar in kind to money damages—was awarded in equity. The Court held that to construe the term "equitable" in that manner would render it superfluous. *Id.* at 257.

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compensatory or punitive relief that, though possibly cognizable under some provision of ERISA or state law, are not actually part of the ERISA entitlement. *See* 473 U.S. at 138, 144.

Much of Conexant's briefing tries to convince us that what Graden seeks are damages under the *Mertens/Great-West* formulation. The problem is that whether the relief Graden seeks is properly characterized as legal or equitable, which is the question to which *Mertens* and *Great-West* speak, is not relevant here. Unlike § 1132(a)(3), nothing in § 1132(a)(2) limits the relief available to equitable relief. Similarly, nothing in the definition of "participant" requires Graden to seek "equitable" relief.

Conexant also relies on the supposed unavailability of § 1132(a)(1)(B) relief. That subparagraph allows a participant "to recover benefits due to him under the terms of his plan." 29 U.S.C. § 1132(a)(1)(B). Conexant argues that Graden could not bring such a claim, and that he, therefore, lacks standing. We disagree. One of the key differences between § 1132(a)(1)(B) and (a)(2) is who is a proper defendant. In a § 1132(a)(1)(B) claim, the defendant is the plan itself (or plan administrators in their official capacities only). *See Chapman v. ChoiceCare Long Island Term Disability Plan*, 288 F.3d 506, 509–10 (2d Cir. 2002) (citations omitted). On the other hand, the defendant in a § 1132(a)(2) claim is a plan fiduciary in its individual capacity. *See In re Schering-Plough*, 420 F.3d 235. Under the Conexant plan, Graden is entitled to the corpus and proceeds of his prudently invested contributions. We believe that he could demand a full benefit payment from the plan itself under § 1132(a)(1)(B). He, however, had good reason for not bringing such an action. In individual account plans, all of the plan's money is allocable to plan participants. 29 U.S.C. § 1002(34). Using a § 1132(a)(1)(B) suit to force the plan to use money already allocated to others' accounts to make good on Graden's loss would present a host of difficulties with which few sensible plaintiffs would want to contend. Indeed, it may be that ERISA's fiduciary obligations prevent plans from paying judgments out of funds allocable to other participants, in which case the plan, *though liable*, would be judgment proof. Thus, for most plaintiffs the sensible route is to use § 1132(a)(2) to get the money in the first instance from a solvent party liable to make good on the loss, not from the plan itself. This does not, however, change the underlying nature of Graden's claim as one for benefits; it merely changes his mechanism for recovery.

Relying on some language in *Sommers*, Conexant also argues that Graden's claim is too speculative or difficult to calculate to be a claim for benefits. Indeed, it is true that the *Sommers* Court opined that someone asserting a claim for an "unascertainable amount" would not state a claim for benefits. 883 F.2d at 350. This portion of *Sommers*, however, is incorrect. As Judge Posner put it in *Harzewski*, "there is nothing in ERISA to suggest that a benefit must be a liquidated amount in order to be recoverable." 20077 WL 1598097, at *6.

Moreover, here the amount is hardly unascertainable. Rather, the measure of damages is the amount that affected accounts would have earned if prudently invested.

> In determining what the Plan would have earned had the funds been available for other Plan purposes, the district court should presume that the funds would have been treated like other funds being invested during the same period in proper transactions. Where several alternative investment strategies were equally plausible, the court should presume that the funds would have been used in the most profitable of these.

Donovan v. Bierwirth, 754 F.2d 1049, 1056 (2d Cir. 1985). Thus, if Graden succeeds on the merits, the District Court will look to the prudent investment alternatives that the Conexant plan offered during this period to determine what the Conexant Stock Fund B investors would have earned but for Conexant's breach.

Following the analysis in Part II, Graden's status as a participant flows naturally from the text of ERISA. Still, policy concerns strengthen our conviction that we have properly interpreted the statute. It is worth considering the ramifications of holding that former employees in Graden's situation are not participants. Such a holding would allow an employer who had mismanaged individual account plan assets to avoid liability by cashing out the participants. By paying them the then-stated balance of their accounts when cashed out, the employer would, under Conexant's logic, pay out all of the participants' "benefits," thereby ensuring that none would have standing to sue for its breach of duty. Conexant's protestations notwithstanding, we find it hard to believe that Congress intended such a result. Indeed, we have held that ERISA's legislative history indicates that its standing requirements should be construed broadly to allow employees to enforce their rights. *Leuthner*, 454 F.3d at 128 (citing S. REP. NO. 93-127, at 3 (1974), *reprinted in* 1974 U.S.C.C.A.N. 4639, 4871).

We pose another hypothetical: assume that an active participant in the Conexant plan brings a § 1132(a)(2) action on behalf of the plan and successfully recovers the loss caused by Conexant's breach (again, assuming, without deciding, there is such a breach). The loss to the plan would necessarily include losses suffered by former employees who were invested in the Conexant Stock Fund, and the amount of recovery would have to make good on those losses. Otherwise, the plan would not recover the whole of its loss, which, according to plain text of § 1132(a)(2), is its right. Thus, the plan would recover money that could only properly be allocated to people no longer in the plan. This would be a serious problem for an individual account plan because all of the plan's money is allocated to individual accounts; thus if the plan recovers money allocable to individuals who no longer have accounts and cannot get standing for the imposition of a constructive trust in their favor, it is unclear what the plan would be entitled to do with the money. Perhaps the plan would try to allocate it to current account-holders *pro rata*, but if we are to take the trust-law analogy seriously, then the recovered funds must go to the people actually sustaining losses.[14] The sensible holding, therefore, is that former employees whose benefits would be made whole by a restoration of losses to the plan are participants with standing to sue on behalf of the plan—and take part in any recovery.

Amicus National Association of Manufacturers urges that we affirm because of the ramifications of labeling someone like Graden a "participant." The specific concern is that it will require employers to make costly disclosures to people who, as far as the employer is concerned, are cashed out. This worry overstates, we believe, the concern. First, the inclusion of ostensibly cashed-out employees in the category of participants derives from the text of the definition and from *Firestone*, 489 U.S. at 103, not from our case. It was *Firestone* that held that anyone asserting a colorable claim for benefits is a participant. *Id.* In this case, we merely clarify that a benefit encompasses both miscalculations of a person's entitlement and reductions traceable to fiduciary malfeasance.

Second, we cannot imagine holding a plan fiduciary liable for failing to provide information to someone who, as far as the fiduciary knows, is cashed out. Informational obligations may reattach once the fiduciary is on notice that the person is asserting a claim for benefits, *see Daniels*, 263 F.3d at 78–79,

[14] As we explained in Part II, in trust-law derivative actions, only those whose beneficial interests were harmed may sue on behalf of the trust, for it is they who share in any recovery.

but until then, it seems within the fiduciary's discretion to send reports only those participants known to the fiduciary to consider themselves as such.

IV. Conclusion

In sum, we hold that, when determining participant standing under ERISA, the relevant inquiry is whether the plaintiff alleges that his benefit payment was deficient on the day it was paid under the terms of the plan and the statute. If so, he states a claim for benefits, which, if colorable, makes him a participant with standing to sue. If, on the other hand, he seeks extracontractual damages or benefits that never vested, then he is not a participant, and a federal court cannot entertain his suit. Here, because Graden merely seeks the full amount of benefits owed him given Conexant's alleged breach of its duty of prudent investment, he has standing to maintain this suit, and we therefore vacate the District Court's order dismissing Graden's complaint for lack of statutory standing and remand for further proceedings.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56115 / July 20, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-11317

In the Matter of Putnam Investment Management, LLC Respondent.	ORDER APPROVING MODIFIED DISTRIBUTION PLAN

I.

On November 13, 2003, the Securities and Exchange Commission ("Commission") issued an Order Making Findings and Imposing Partial Relief, Including a Final Censure, Remedial Undertakings and a Cease and Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940 against Putnam Investment Management LLC ("Putnam") and, on April 8, 2004, the Commission issued an Order Making Findings and Imposing Supplemental Remedial Sanctions Pursuant to Section 203(e) of the Investment Advisers Act of 1940 and Section 9(b) of the Investment Company Act of 1940 against Putnam Investment Management LLC (together, the "Putnam Settlement Orders"). Among other things, the Putnam Settlement Orders directed Putnam to pay $50 million in civil penalties, $5 million in disgorgement, plus additional disgorgement as calculated by an Independent Assessment Consultant, which additional amount was calculated to be $42,914,120. The Putnam Settlement Orders also required that Putnam retain an Independent Distribution Consultant ("IDC") to develop a plan to distribute the disgorgement, penalty and additional payment as part of a Fair Fund to harmed investors to compensate them for (i) their aliquot share of losses as calculated by the Assessment Consultant pursuant to the Partial Settlement Order, and (ii) a proportionate share of advisory fees paid by funds that suffered such losses during the period of such market timing. In April 2004, Putnam selected Prof. Peter Tufano, Sylvan C. Coleman Professor of Financial Management, Senior Associate Dean and Director of Faculty Development of Harvard Business School, to serve as the IDC.

On February 22, 2007, Prof. Tufano submitted a proposed distribution plan (the "Plan") that provides for the distribution of $97.9 million plus interest, together with an additional $55.6 million paid in a related action brought by the Commonwealth of Massachusetts, to shareholders harmed by the improper trading alleged in the actions. The plan provides that the amount owed to shareholders will be calculated per fund-quarter and distributed based on shareholders' average daily holdings per quarter. Where possible, Putnam will aggregate money owed to a shareholder in connection with both actions into a single payment, including money owed across all funds and accounts, for the purposes of maximizing payments made to shareholders and reducing administrative costs. Shareholders eligible to receive distributions may have held shares directly as Putnam retail customers or through one of many different intermediaries, including brokerage firm "omnibus accounts," qualified and non-qualified retirement plans, 529 plans, trusts or foreign distribution agents. Retail shareholders will be sent a check directly from the Fair Fund. The plan provides omnibus accounts, other than retirement plans, that are receiving distributions of $1,000 or more the options of (1) distributing the funds to beneficial shareholders themselves in accordance with the plan; (2) providing data to the Fair Fund to permit the Fair Fund to distribute the funds to beneficial shareholders in accordance with the plan; or (3) providing data to the Fair Fund to permit the Fair Fund to calculate the distributions to beneficial shareholders, but thereafter make the actual distributions to beneficial shareholders on their own. The plan instructs that retirement plan distributions will be handled by retirement plans in accordance with their fiduciary and contractual obligations. Eligible shareholders would not need to go through a claims process.

In accordance with the Commission's Rules on Fair Fund and Disgorgement Plans (the "Fair Fund Rules"), 17 C.F.R. § 201.1100, et seq., the Plan proposes a Fund Administrator and sets forth, among other things, the methodology for allocating distributions under the Plan, procedures for the administration of the Fund, and provisions for the termination of the Putnam Fair Fund.

Putnam Fiduciary Trust Co., Inc. ("PFTC"), proposed in the Plan as the Fund Administrator, has not posted the bond generally required of third parties under Fair Fund Rule 1105(c). Rather, the Plan incorporates several layers of protection for the Putnam Fair Fund. Among other things, under the Plan: (1) the Fund Administrator will have no custody, and restricted control, of the Fund; (2) the funds will be held by Treasury until immediately before transmittal of checks or wires to eligible investors; (3) upon transfer from Treasury, funds will be held in an escrow account, separate from Bank assets, until presentation of a check, at which time funds will be transferred to a controlled distribution account; (4) presented checks or wires will be subject to "positive pay" or similar controls before being honored by the bank; and (5) both the bank and the fund administrator will maintain, throughout this process, insurance and/or a financial institution bond that covers errors and omissions, misfeasance, and fraud.

On March 30, 2007, the Commission published the Plan and issued a Notice of Proposed Distribution Plan and Opportunity for Comment (Exchange Act Release No. 54440A) pursuant to Rule 1103 of the Fair Fund Rules, 17 C.F.R. § 201.1103. The Notice advised interested parties that they could obtain a copy of the proposed Distribution Plan from the Commission's public website, www.sec.gov/litigation/admin/2007 and Putnam's public website, https://www-uat.putnam.com/individual/. The Notice advised all interested parties that they could obtain a written copy of the proposed Distribution Plan by submitting a written request to Ian D. Roffman, United States Securities and Exchange Commission, 33 Arch Street, Boston, Massachusetts 02110. All persons who desired to comment on the Distribution Plan could submit their comments, in writing, no later than April 30, 2007.

In response to the Notice, the Spark Institute, Inc. ("Spark"), Merrill Lynch & Co., Inc. ("Merrill Lynch") and Mr. Greg Estey ("Estey") submitted public comments to the Office of the

Secretary. The Commission staff engaged in subsequent communications with the IDC to discuss the issues that each commenter raised in its respective letter. In general, the Spark letter seeks relief on behalf of intermediaries for non-IRA Retirement Accounts eligible for a distribution under the Plan from allocation requirements and costs arising in connection with distributions under the Putnam Plan. Merrill Lynch's letter raises questions about, among other things, limitations on liability and security for data that omnibus accounts may submit to the IDC as part of the distribution process. Mr. Estey's letter raises questions about, among other things, disposition of undistributed funds, exclusion of certain potential recipients, costs, public information and *de minimis* amounts.

After careful consideration, the Commission has concluded that the Plan should be approved in accordance with the changes described below in Section II.B. The Commission has further determined that, for good cause shown, the bond required under Fair Fund Rule 1105(c) will be waived and that PFTC is appointed as the Fund Administrator, as set forth in the Plan.

II.

A. **Public Comments on the Plan**

1. **The Spark Letter**

Spark is an organization whose members are "a broad based cross section of retirement plan service providers, including . . . banks, mutual fund companies, third party administrators and benefits consultants. Spark members include most of the largest service providers in the retirement plan industry and the combined membership services more than 90% of all defined contribution plan participants." In its letter dated April 27, 2007, Spark requests: (1) that the Plan permit retirement plan omnibus account service providers to calculate the allocation of the proceeds among the retirement plans within such omnibus accounts according to average share or dollar balances of the plans' investment in the affected funds during the relevant period, and (2) that the Plan provide that Putnam will reimburse retirement plan omnibus account service providers for the reasonable costs incurred by such service providers in calculating the allocations itself.

The Commission has considered these requests, and the Commission staff has discussed them with the IDC. The Plan proposed by the IDC provides non-IRA retirement plan record-keepers and fiduciaries alternative methodologies for distribution. Specifically, the Plan offers retirement plan fiduciaries the option of distributing proceeds to current participants on a pro rata or per capita basis or using such proceeds to pay reasonable expenses of the retirement plan, if the retirement plan permits such use and if the fiduciary determines, consistent with all applicable guidance from the Department of Labor[1], that such use is consistent with the exercise

[1] The DOL issued Field Assistance Bulletin No. 2006-01 (April 19, 2006) ("FAB") regarding Fair Fund distributions to retirement plans in market-timing and late-trading matters and the duties of IDCs and retirement plan record-keepers and plan fiduciaries. Among other things, the FAB provides that record-keepers that receive distributions on behalf of their employee benefit clients generally will assume fiduciary obligations. The FAB explains that record-keepers may consider whether the costs of effectuating a distribution outweigh any benefit to the intended beneficiaries as well as other alternatives that would be consistent with its fiduciary obligations. The FAB also describes that record-keepers may avoid assuming fiduciary status if they allocate funds according to the

of its fiduciary obligations. By expressly including these alternative methodologies in the plan, the plan provides the record-keepers and plan fiduciaries additional particular methodologies for distributing plan proceeds and provides additional ways for record-keepers to conduct a distribution consistent with the relevant guidance issued by the Department of Labor.

In response to Spark's letter, the Plan has been modified to provide record-keepers who service multiple plans with an option of allocating distribution proceeds among those plans according to either an average share or dollar balance of the retirement plans' investment in the Putnam funds during the relevant period.

With regard to Spark's request for cost reimbursement, the retirement plan service provider, not the IDC or Fund Administrator, is in the best position to estimate reimbursement costs. Moreover, the Plan provides non-IRA retirement plan administrators with options designed to significantly reduce the costs of distribution for retirement plan service providers. For example, retirement plans may conduct their own cost-benefit analysis to determine, consistent with Department of Labor guidance and fiduciary obligations, the most cost-effective method of distribution, including making distributions to current participants or historical participants and allocating the distribution based on pro rata, per capita or other algorithm. In view of the comparatively low-cost alternatives included in the Plan specifically for non-IRA Retirement Accounts, retirement plan record-keepers should determine the most cost effective way to handle the distribution.

2. <u>The Merrill Lynch Letter</u>

Merrill Lynch, one of the omnibus intermediaries that is expected to receive a distribution under the Plan, makes several requests in a comment letter. First, Merrill Lynch requests that the Plan be modified to provide for reimbursement of all reasonable costs of omnibus firms that chose both to calculate the payments to beneficial owners of Putnam mutual fund shares and to execute the distribution to beneficial owners themselves. The Plan, however, already contains two lower cost alternatives for omnibus account holder distributions. Omnibus account holders may provide data to the IDC to permit the IDC to distribute the funds to eligible recipients in accordance with the plan. Under this alternative, Putnam will pay the costs of calculating payments and executing the distribution and will reimburse the omnibus account holder for all reasonable out-of-pocket costs incurred in collecting and preparing the data. Alternatively, omnibus account holders may provide data to the IDC for the IDC to calculate payments, but the omnibus account holder will execute the distribution to eligible recipients. Under this alternative, Putnam will pay the costs of calculating payments and will reimburse the omnibus account holder for all reasonable out-of-pocket costs incurred in collecting and preparing the data, but the omnibus account holder will pay the costs associated with executing the distribution. Because the Plan already contains low-cost alternatives, the staff does not recommend modifying the Plan to provide for additional reimbursements.

Second, Merrill Lynch requests that the Plan include an acknowledgment that omnibus firms "are only expected to make commercially reasonable efforts to acquire and provide data

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methodology set forth in the Plan or if the plan-level fiduciary approves of a distribution methodology determined by the record-keeper.

that exceeds applicable record retention requirements." The Plan, however, need not be amended because it already contains a provision that explicitly permits omnibus accounts to propose alternative methodologies to the IDC when operational limitations prevent the omnibus accounts from complying with the terms of the Plan.

Third, Merrill Lynch suggests that the Plan contain a clause limiting the liability of omnibus accounts in facilitating the distributions. Neither the Commission nor the IDC has authority to expand or contract the liability of financial intermediaries. If a financial intermediary is subject to any liability, it is as a result of the intermediary's relationship with its client. Therefore, the Plan does not provide for any limitation on liability of financial intermediaries.

Finally, Merrill Lynch is concerned that the transmission of client sensitive information (e.g., name, address, social security number) will expose financial intermediaries to regulatory and reputational risk if the data is mishandled, disclosed, or distributed in an unauthorized manner.[2] Merrill Lynch suggests that the Plan contain security and confidentiality obligations and indemnification of financial intermediaries for any misuse or loss of client data. In response to Merrill Lynch's comment, the Plan has been modified to state that the Fund Administrator must comply with "all federal and state laws, rules and regulations applicable to the Putnam funds and the Fund Administrator pertaining to the preservation of the security and confidentiality of shareholder and client information."

3. <u>The Greg Estey Letter</u>

Mr. Greg Estey, in a letter dated May 1, 2007, requests that several modifications be made to the Plan. First, Mr. Estey suggests that "undistributed compensation should be distributed to identified current and former shareholders instead of being paid back into the funds." Currently, the Plan acknowledges that there will be undistributed pools of money in the Fair Fund. These pools will result primarily from unlocatable shareholders, shareholders who

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[2] To the extent Merrill Lynch's comment about regulatory risk refers to the Commission's Regulation S-P (17 C.F.R. Part 248), which limits the ability of financial intermediaries regulated by the Commission to disclose nonpublic personal information to nonaffiliated third parties, Regulation S-P provides exceptions for disclosures for certain purposes, including:

- To comply with federal, State, or local laws, rules and other applicable legal requirements. *See* 17 C.F.R. § 248.15(a)(7)(i). For distributions ordered by the Commission, this exception would cover disclosures of nonpublic personal information necessary for making the distributions.
- As necessary to effect, administer, or enforce a transaction that a consumer requests or authorizes, including if the disclosure is required, or is a usual, appropriate, or acceptable method to administer or service benefits or claims relating to the transaction or the product or service business of which it is a part. *See* 17 C.F.R. §§ 248.14(a), 248.14(b)(2)(ii). In the Plan, disclosure may be required if the financial intermediary elects to have the Fund Administrator handle the distributions.

Moreover, Regulation S-P also imposes limits on the redisclosure and reuse of nonpublic personal information. *See* 17 C.F.R. 248.11. For example, if a financial intermediary subject to Regulation S-P were ordered by the Commission to transmit nonpublic personal information to a nonaffiliated third party for purposes of making distributions under the Plan, and the intermediary did so in reliance on an exception in §§ 248.14 or 248.15, the third party receiving the information could use it only for the purpose of making the distributions.

decline payments and *de minimis* amounts. The Plan provides that undistributed pools will be distributed to the funds that suffered harm. The Commission has considered alternatives for distribution of the undistributed pools, including the alternatives recommended by Mr. Estey. Because the precise amount of the undistributed pool will not be known until the end of the distribution process and because of the high cost and lengthy period of time that would be associated with a second distribution to eligible recipients, the undistributable pool will be distributed to the harmed mutual funds. In addition, based on current estimates of the size of the undistributed pool for each fund, in most instances these amounts will not be large enough to affect the net asset value of any affected fund. The Plan further provides that these pools will be recorded and distributed to their respective funds without any advance public disclosure to minimize the possibility of any market timing with respect to the funds as a result of these payments.

Second, Mr. Estey requests that "all current and former Putnam fund managers and analysts involved in the management or support of any of the affected funds during the problematic period should be excluded from receiving compensation under this plan." The Plan provides that the two Putnam portfolio managers who were charged by the Commission, Justin Scott and Omid Kamshad, will be excluded from receiving distribution.

Third, Mr. Estey requests that "Putnam should pay all costs incurred by intermediaries in administering the distribution plan." The Plan provides two low-cost alternatives for omnibus account holder distributions, including an option that Putnam pay for and execute the distribution and reimburse out-of-pocket costs associated with collecting and preparing the necessary data. For retirement plan intermediaries, the Plan provides options designed to significantly reduce the costs of distribution for retirement plan service providers, consistent with guidance issued by the Department of Labor

Fourth, Mr. Estey requests that "[t]he compensation algorithm should be published. This will, of course, enable intermediaries with fiduciary responsibilities to use it." The Plan provides that Putnam will provide the compensation algorithm to any omnibus account holder or retirement plan intermediary to use in connection with making a distribution pursuant to the Plan. In addition, the IDC has published an Independent Assessment Report, which provides a detailed description of the methodology for calculating losses associated with the conduct charged by the Commission.

Finally, Mr. Estey suggests that "extra effort is called for to enable identification of ultimate investors' fragmented holdings as one." Specifically, Mr. Estey explains that he is concerned about "the risk of incorrectly classifying investors as having *de minimis* amounts," and he requests that the list of *de minimis* intermediaries be published, that the *de minimis* determination for potential recipients be appealable, that individual investors below the *de minimis* amount be notified, and that individual shareholders' *de minimis* status be appealable. The Plan provides that any determination of eligibility or calculation of payment is appealable, including a determination that a shareholder's or intermediary's distribution would be *de minimis*. The Plan further provides that omnibus account holders below the omnibus *de minimis* threshold will be directly notified of that fact. Individual notification to all shareholders whose distribution would be *de minimis* would be cost prohibitive. However, in lieu of individual notifications, the Plan requires that Putnam provide customer support, including a dedicated call center with a toll-free number and a website, to answer shareholder inquiries about the distribution and to provide information about the appeals process. All shareholders will be able to use these resources to determine if their calculated distribution amount was *de minimis* and to obtain information about appealing that determination.

B. **Modifications To The Plan**

The following modifications have been made to the Plan:

- language clarifying that omnibus shareholders of record which choose to execute a distribution to ultimate shareholders themselves will be required to return any undistributed funds resulting from unlocatable shareholders, shareholders who decline payments, *de minimis* amounts or any other reason. The returned funds will be added to the Undistributed Pools for distribution to the harms mutual funds (paragraph 37).

- language providing that record-keepers who service multiple Retirement Plans may allocate distribution proceeds among those plans according to either an average share or dollar balance of the Retirement Plans' investment in the Putnam funds during the relevant period (paragraph 42).

- language expressly stating that the Fund Administrator is required to comply with all federal and state laws, rules and regulations applicable to the Putnam funds and the Fund Administrator pertaining to the preservation of the security and confidentiality of shareholder and client information (paragraph 49).

- language clarifying that the IDC will submit the validated payment file to the Commission staff for disbursement of funds and to bring paragraph 66 into conformity with paragraph 71 (paragraph 66).

These modifications provide additional flexibility, clarify certain distribution processes and further facilitate distribution of the Fair Fund, but do not substantially alter the previously published Plan. The Commission, in its discretion, does not believe that further modifications are necessary or the modifications described in this Order require re-publication of the Plan for further public comment.

C. **The Bond Requirements of Fair Fund Rule 1105(c)**

Fair Fund Rule 1105(c) provides:

> *Administrator to Post Bond.* If the administrator is not a Commission employee, the administrator shall be required to obtain a bond in the manner prescribed in 11 U.S.C. 322, in an amount to be approved by the Commission. The cost of the bond may be paid for as a cost of administration. The Commission may waive posting of a bond for good cause shown.

17 C.F.R. § 201.1105(c). The Commission believes that the risk-protection provisions of the

Plan, discussed in paragraphs 19 and 50 of the Plan, constitute good cause for waiving the posting of the bond under Rule 1105(c).

II.

Accordingly, IT IS ORDERED that:

A. Pursuant to Rule 1104 of the Fair Fund Rules, 17 C.F.R. § 201.1104, the Distribution Plan is modified as described above, and approved with such modification;

B. Putnam Fiduciary Trust Co., Inc. is appointed as the Fund Administrator; and

C. The bond requirement of Rule 1105(c) of the Commission's Rules on Fair Fund and Disgorgement Plans, 17 C.F.R. 201.1105(c), is waived for good cause shown.

By the Commission.

Nancy M. Morris
Secretary

END